FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Name and Address of Company

Lithium Americas Corp. ("Lithium Americas" or the "Company")
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

ITEM 2. Dates of Material Changes

January 19, 2021, January 20, 2021 and January 22, 2021

ITEM 3. News Release

News releases with respect to the contents of this report were issued on January 19, 2021, January 20, 2021 and January 22, 2021 and were disseminated through the facilities of recognized newswire services. Copies of the news releases were filed on SEDAR.

ITEM 4. Summary of Material Change

On January 19, 2021, the Company announced its intention to offer and sell, subject to market conditions, shares of its common stock (the "Common Shares") in an underwritten public offering (the "Offering").

On January 20, 2021, the Company announced the pricing of the Offering and entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Genuity LLC, and including Deutsche Bank Securities Inc., Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated, National Bank Financial Inc. and Cormark Securities Inc. (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase 15,909,091 Common Shares at price of US$22.00 per Common Share (the "Issue Price") for aggregate gross proceeds to the Company of US$350,000,002.  The Company also granted the Underwriters an option to purchase up to 2,272,727 additional Common Shares (the "Over-Allotment Option") at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering for additional gross proceeds to the Company of US$49,999,994.

On January 22, 2021, the Company closed the Offering on the terms as previously announced, with the Over-Allotment Option having been exercised in full. This was announced by news release.

ITEM 5. Full Description of Material Change

On January 19, 2021, the Company announced the Offering.  On January 20, 2021 the Company entered into an underwriting agreement with the Underwriters, led by Canaccord Genuity LLC, pursuant to which the Underwriters agreed to purchase an aggregate of 15,909,091 Common Shares at the Issue Price of US$22.00 per share for gross proceeds of US$350,000,002. The Underwriters were also granted the Over-Allotment Option, exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase an additional 2,272,727 Common Shares at the Issue Price for additional gross proceeds to the Company of US$49,999,994.

On January 22, 2021, the Company closed the Offering on the terms as previously announced, with the Over-Allotment Option having been exercised in full, resulting in total gross proceeds to the Company of approximately US$400 million.

The Offering was made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and the Company's United States registration statement on Form F-10 (the "Registration Statement"). The Offering was made in the United States and in each of the provinces and territories of Canada, except Québec. The final Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The final U.S. Prospectus Supplement (together with the Registration Statement) is available on EDGAR at www.sec.gov.

The Company intends to use the net proceeds from the Offering to fund the development of the Thacker Pass lithium project located in the State of Nevada, and for general corporate and working capital purposes, as further described in the Prospectus Supplement.

The Underwriters received a cash commission equal to 5.5% of the aggregate gross proceeds of the Offering.

ITEM 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7. Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer
300 - 900 West Hastings Street Vancouver, BC  V6C 1E5
1 (778) 656-5811

ITEM 9. Date of Report

January 27, 2021

Cautionary Note Regarding Forward-Looking Statements

This report contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples include the Company's expected use of the proceeds raised from the Offering.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: the anticipated use of proceeds of the Offering; expected budgets, capital expenditures and programs for the Company's projects; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company's ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company's engineering, design permitting program at the Thacker Pass project, including that the Company receives permits as anticipated; successful results from the Company's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and feasibility study costs for the Thacker Pass project; ability to achieve capital cost efficiencies;  the effect of current or any additional regulations on the Company's operations; forecasted demand for lithium products, including pricing thereof; the Company's ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof; the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment; timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the feasibility study and with respect to construction activities at the Caucharí-Olaroz project; accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves; reliability of technical data, accuracy of current budget and construction estimates; that pending patents will be approved; ability to achieve commercial production; the share price and demand for our common stock; general economic conditions; maintenance of a positive business relationship with co-owners; timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities; the Company position in a competitive environment; and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Prospectus Supplement, the documents incorporated by reference in the Prospectus Supplement and the Company's annual report on Form 40-F, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.